SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2010

Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

NOTICE TO US SHAREHOLDERS

The Offer is made for the securities of a Portuguese company. The Offer is subject to the disclosure requirements of Portugal that are different from those of the United States. It may be difficult for you to enforce your rights and any claim you may have arising under the US Federal Securities Laws, since the issuer is located in Portugal, and some or all of its officers and directors may be residents of Portugal. You may not be able to sue a Portuguese company or its officers or directors in a Portuguese Court for violations of the US Securities Laws. It may be difficult to compel a Portuguese company and its affiliates to subject themselves to a US Court’s Judgement.

The following is a free translation to English of the Addendum to the Portuguese prospectus in relation to the Offer that was registered with the Portuguese Securities Market Commission (Comissão do Mercado de Valores Mobiliários) on 27 January 2010 (the “Portuguese Prospectus”).

CSN CEMENT S. À R.L.
(formerly Seavon Holding S. à r.l.)
Société à responsabilité limitée
A company organized and existing under the laws of Luxembourg
Registered office: L-5365 Münsbach,
9 Parc d’ Activité Syrdall, City of Münsbach,
Grand Duchy of Luxembourg

(OFFEROR)

A company entirely indirectly held by

Companhia Siderúrgica Nacional
Public Company
A company organized and existing under the laws of Brazil
Registered Office: Rua São José no. 20 - Grupo 1602, Centro,
Rio de Janeiro - RJ, Brazil

ADDENDUM TO THE PROSPECTUS
FOR A GENERAL AND VOLUNTARY TAKEOVER BID
TO ACQUIRE 672,000,000 ORDINARY DEMATERIALIZED REGISTERED SHARES,
IN THE PAR VALUE OF 1 EURO EACH,
REPRESENTING THE ENTIRE SHARE CAPITAL IN

CIMPOR – CIMENTOS DE PORTUGAL, SGPS, S.A.
Public Company
Registered office: Rua Alexandre Herculano, no. 35, Lisbon
Share capital: € 672,000,000.00
Corporation number 500 722 900
Registered with the Commercial Registry of Lisbon

(TARGET COMPANY)

(Addendum approved by the Portuguese Securities Market Commission on 16 February 2010)

ORGANIZATION
Banco Espírito Santo de Investimento, S.A.

Pursuant to article 142 of the Portuguese Securities Code, it is hereby made public an Addendum to the Prospectus for the general and voluntary takeover bid to acquire 672,000,000 ordinary dematerialized registered shares, in the par value of 1 Euro each, representing the share capital of CIMPOR – CIMENTOS DE PORTUGAL, SGPS, S.A., approved by the Portuguese Securities Market Commission (the “CMVM”) on 27 January 2010 (“Prospectus”). By means of this Addendum, sections 0.1. , 2.3. , 2.4. , 2.5. , 2.6.1. , 2.8. to 2.10. , Chapter 4 and Appendix I of the Prospectus are amended as described hereunder.

This Addendum should be read jointly with the Prospectus and is available to all persons concerned, for inspection, at the following locations:

-At the registered office of CSN and on its institutional website (www.csn.com.br);
-At the registered office of BES Investimento, Rua Alexandre Herculano, no. 38, in Lisbon;
-On CMVM website (www.cmvm.pt).

CHAPTER 0 - NOTICE / INTRODUCTION

0.1. Summary of the characteristics of the Offer

(…)

The consideration offered is € 6.18 (six euros and eighteen cents) per Share, to be paid in cash. The Offer’s physical and financial settlement will occur in the 3rd (third) business day following the date of the Stock Exchange Special Session intended to assess the Offer’s results pursuant to Interbolsa Regulation no. 3/2004 and as established on the Notice of the Special Session of Euronext Lisbon. The date anticipated for the assessment and disclosure of the results of the Offer is the February 23rd, 2010.

(…)

Offer’s effectiveness conditions

The Offer is conditional upon the acquisition by the Offeror, within the Offer, of a number of Shares that, when added to the Shares that may eventually be acquired outside the Offer by the Offeror, CSN and/or companies in a control or group relationship with the same, regardless of the location of the respective registered office, represent at least one third of the share capital in CIMPOR plus one share.

(…)

On 28 January 2010 the Turkish Competition Authority authorized the possible acquisition of control by the Offeror over CIMPOR and considered that such transaction would not create a dominant position in the Turkish market nor would it strengthen a dominant position which could cause a significant decrease in competition.

On 15 February 2010 the European Commission concluded that the notified transaction, although falling within the scope of Council Regulation (EC) no. 139/2004 (“The Merger Regulation”), does not raise serious doubts as to its compatibility with the common market. Thus the Committee has decided, under article 6(1) (b) of the regulation, not to oppose the notified transaction and to declare it compatible with the common market and with the EEA agreement.

(…)

Offer Term

The term of the Offer shall take place between 8:30 a.m. of the January 28th, 2010 and 3:00 p.m. of the February 22nd, 2010, and the relevant sale orders may be received up to the end of this term.

(…)

CHAPTER 2 – DESCRIPTION OF THE OFFER

(…)

2.3. Consideration offered and its justification

2.3.1. Value of the consideration

The consideration offered is € 6.18 (six euros and eighteen cents) for each Share, to be paid in cash.

2.3.2. Justification of the consideration

Premium to Historical Performance

The consideration offered represents a premium to the historical performance of CIMPOR’s shares on Euronext Lisbon prior to the Date of the Preliminary Announcement as presented below:

Consideration Premium to the Share's Historical Performance
	€/Share	Premium
Consideration Offered	6.180
Closing Price as of December 17th 2009	5.465	13.1%
Volume-Weighted Average Price for the Last 12 Months	4.679	32.1%
Volume-Weighted Average Price for the Last 6 Months	5.299	16.6%
Volume-Weighted Average Price for the Last Month	5.208	18.7%

Source: Dathis.

CIMPOR's Share Price Performance During Last 12 Months (€)

Even though the Offer is not a mandatory takeover bid, as of the launching date the consideration offered complies with the requirements of article 188 of the PSC, notably for the purposes of article 189-1(a) of the PSC, since it is higher than the volume-weighted average price of the Shares on Euronext Lisbon during the six months prior to the Date of the Preliminary Announcement.

To the best of the Offeror’s knowledge, the Offeror and the entities in a relationship with the Offeror as provided for under article 20-1 of the PSC have not acquired any Shares during the six months prior to the Date of the Preliminary Announcement, nor have they acquired any Shares following the Date of the Preliminary Announcement at a higher price than the consideration offered.

Therefore, pursuant to article 189-1(a) and 189-2 of the PSC, the Offeror shall benefit from derogation of the duty to launch a takeover bid in the event of success of the Offer and provided that neither the Offeror nor the entities in a relationship with the Offeror as provided for under article 20-1 of the PSC acquire any Shares at a price above the consideration offered until the end of the Offer term, since the Offer is general and on the date hereof complies with all requirements on minimum consideration as provided for under article 188 of the PSC for mandatory takeover bids.

Premium to Industry Multiples

CIMPOR’s valuation multiple implied in the consideration offered is higher than multiples of comparable worldwide cement companies, as presented in the following table:

Consideration Implied Premium to Comparable Companies' Market Multiple (EV/EBITDA)		EV / EBITDA
	2008	2009 E	2010 E	2011 E
Adjusted Average EV / EBITDA Multiple for Comparable Companies (1)	7.0x	8.4x	7.6x	6.8x
EV / EBITDA Implied Multiple for the Consideration Offered	10.4x	10.0x	9.3x	8.7x
Implied Premium for the Consideration Offered (x)	3.3x	1.6x	1.7x	1.9x
Implied Premium for the Consideration Offered (%)	48%	19%	23%	28%

(1) Average excluding sample extreme values, i.e., maximum and minimum values.
Note: Used formulas, used comparable companies and methodology in Appendix I.

Premium to Industry’s Comparable Transactions’ Multiples

The Offer’s implied multiple is higher than the adjusted average of the cement industry’s comparable transactions of the last 10 years, as presented in the following table:

Consideration Implied Premium to Comparable Transactions' Multiple (EV/EBITDA)	EV / EBITDA
Historical
Adjusted Average EV / EBITDAHist. Multiple of Comparable Transactions (1)	9.5x
EV / EBITDA08 Implied Multiple for the Consideration Offered	10.4x
Implied Premium for the Consideration Offered (x)	0.9x
Implied Premium for the Consideration Offered (%)	9%

(1) Average excluding sample extreme values, i.e., maximum and minimum values.
Note: Used formulas, used comparable companies and methodology in Appendix I.

Book Value per Share

It also should be given notice that book value per Share (adjusted for treasury shares) is significantly lower than the consideration offered.

CIMPOR - Book Value per share
	Sep-09 (1)	Dec-08
Book Value of Shareholders' Equity (€ Million)	1,810	1,616
N. of Shares (excluding treasury shares)	664,025,413	663,523,168
Adjusted Book Value per share (€/share)	2.73	2.44

(1) Non audited.

2.4. Form of payment of the consideration

The Offer consideration shall be paid in cash, and the relevant settlement shall occur on the 3rd (third) business day following the day of the Stock Exchange Special Session intended to assess the Offer’s results pursuant to Interbolsa Regulation no. 3/2004 and as established on the Notice of the Special Session of Euronext Lisbon. The date anticipated for the assessment and disclosure of the results of the Offer is the February 23rd, 2010.

2.5. Bond or guarantee for the consideration

The total consideration, corresponding to an amount of € 4,152,960,000.00, is assured in accordance with article 177-2 of the PSC, as follows:

a)	an amount of € 3,864,000,000.00 with an Undertaking to Pay issued by a banking syndicate which is composed by Banco Itaú BBA S.A., Banco Bradesco, S.A. and Banco do Brasil, S.A. (“Banking Syndicate”);

b)	an amount of € 288,960,000.00 with a deposit with Banco Espírito Santo de Investimento, S.A.

The Undertaking to Pay referred to in a) above is assumed on the basis of a Facility Agreement entered into between the referred Banking Syndicate and CSN (“Facility Agreement”), described in section 2.8 below.

(…)

2.6. Modality of the Offer

2.6.1. Effectiveness conditions

Without prejudice to what is described hereinafter, the Offer is conditional upon the acquisition by the Offeror, within the Offer, of a number of Shares that, when added to the Shares that may eventually be acquired outside the Offer by the Offeror, CSN and/or companies in a control or group relationship with the same, regardless of the location of the respective registered office, represent at least one third of the share capital in CIMPOR plus one share.

(…)

On 28 January 2010 the Turkish Competition Authority authorized the possible acquisition of control by the Offeror over CIMPOR and considered that such transaction would not create a dominant position in the Turkish market nor would it strengthen a dominant position which could cause a significant decrease in competition.

On 15 February 2010 the European Commission concluded that the notified transaction, although falling within the scope of Council Regulation (EC) no. 139/2004 (“The Merger Regulation”), does not raise serious doubts as to its compatibility with the common market. Thus the Committee has decided, under article 6(1) (b) of the regulation, not to oppose the notified transaction and to declare it compatible with the common market and with the EEA agreement.

(…)

Notwithstanding the foregoing, it should be stressed that, in accordance with Brazilian law and legal practice, the acquisition of CIMPOR by the Offeror shall be filed before the Board of Economic Defence (Conselho Administrativo de Defesa Econômica, “CADE”), within fifteen business days counting as from the formalization of the first binding document between the parties, i.e., according to the Offeror’s understanding, as from the definitive acceptance of the Offer at the Stock Exchange Special Session to assess the Offer’s results in which it is confirmed the satisfaction of the condition to which the Offer is subject (acquisition by the Offeror, within the Offer, of a number of Shares that, when added to the Shares that may eventually be acquired outside the Offer by the Offeror, CSN and/or companies in a control or group relationship with the same, regardless of the location of the respective registered office, represent at least one third of the share capital in CIMPOR plus one share).

(…)

2.8. Purposes of the acquisition

The purpose of the Offer is to acquire a number of Shares (with all rights pertaining thereto, free of encumbrances or charges) that, when added to the Shares that may eventually be acquired outside the Offer by the Offeror, CSN and/or companies in a control or group relationship with the same, regardless of the location of their registered office, represent at least one third of the share capital in CIMPOR plus one share.

It should be stressed that the knowledge that the CSN Group has of CIMPOR’S business and operations is merely based on the information disclosed to the general public within the framework of CIMPOR’s obligations as a company with securities admitted to trade on the regulated market. Other than that, the unpredictable behaviour of the markets and the economy in general may affect the business of CIMPOR and of the CSN Group, and require the implementation of measures that cannot be anticipated at this time.

In addition, the accomplishment of the purposes of the acquisition referred to herein largely depends on the percentage of the share capital of CIMPOR and corresponding voting rights that the Offeror effectively acquires. In the event the Offeror and CSN come to hold a shareholding which does not grant them an effective control over CIMPOR, CSN may be unable to fully achieve said purposes. Nonetheless, CSN and the Offeror understand that, in the event the Offer is successful, even if they come to acquire less than 50 per cent of the share capital of CIMPOR and corresponding voting rights, CSN will be able to contribute to the attainment of the purposes of the acquisition described herein, which may notably involve the exercise of its voting rights accordingly. CSN strongly believes that said purposes are in the best interest of CIMPOR and may eventually be supported by other shareholders of the Target Company.

Even though the Offeror has reduced the condition for the success of the Offer to one third of the share capital in CIMPOR plus one share, the Offer is still a general offer aimed at achieving the control over CIMPOR. The Offeror believes that with the reduction of said condition of success the implementation of such purpose will be facilitated.

(…)

The acquisition of control or of a significant shareholding in CIMPOR will allow the consolidation of its presence in mature markets and in markets showing a high growth potential. CSN Group expects to work in conjunction with the current management team of CIMPOR in order to achieve the success of the operation with benefits for both corporate groups. The operational and strategic quality of CIMPOR’s management, which has been crucial to its growth, will also be a determining factor in implementing CSN Group’s strategy as to the cement business, i.e. to become one of the 5 largest cement manufacturer groups in the world and the first in profitability.

As to the business carried out by the Target Company, it is the Offeror’s intent to maintain the general continuity line in management and business increase, notably by supporting the company in developing new assets and, in the event of acquisition of control over CIMPOR, by contributing with CSN Group’s assets in the cement section to CIMPOR. It is CSN’s intention to continue a policy of strong international presence for CIMPOR and CSN is conscious that the combination of assets in several countries, with a correct balance between emerging and mature markets, contributes to the consolidation of its activities and to add value to its shareholders and to stakeholders in general.

(…)

Offer financing

The potential maximum amount of funds required to acquire all of the Shares is approximately € 4.2 billion. The availability of this amount is assured by the Offeror.

In order to partially assure effective payment of all Shares and finance the required amount for the acquisition of the Shares effectively tendered in the Offer, CSN has entered into a Facility Agreement with the Banking Syndicate. The payment of the remaining amount required for the acquisition of the Shares will be performed with own funds.

(…)

2.9. Acceptance declarations

The term of the Offer shall take place between 8:30 a.m. of the January 28th, 2010 and 3:00 p.m. of the February 22nd, 2010, and the relevant sale orders may be received up to the end of this term.

(…)

The addressees of the Offer may revoke their acceptance declaration through a communication addressed to the financial intermediary having received it up to the end of the Offer term, i.e. no later than 3:00 p.m. of the February 22nd, 2010.

(…)

2.10. Result of the Offer

The result of the Offer will be assessed at a Stock Exchange Special Session, to be held at Euronext Lisbon, which session is expected to take place on the February 23rd, 2010, at a time as designated on the relevant Stock Exchange Special Session Notice.

The Offer’s physical and financial settlement will occur in the third business day following the date of the Stock Exchange Special Session pursuant to Interbolsa Regulation no. 3/2004 and as established on the Notice of the Special Session of Euronext Lisbon. In this way, the physical and financial settlement is anticipated for the February 26th, 2010.

(…)

CHAPTER 4 - OTHER INFORMATION

(…)

The updated report of the Board of Directors of the Target Company was disclosed on 3 February 2010, on the CMVM website (www.cmvm.pt).

(…)

The by-laws of the Target Company do not include any restrictions as provided for under article 182-A of the PSC, and according to the Offeror’s understanding neither the Offeror nor CSN are subject to the application of articles 182 and 182-A of the PSC, since CSN is a company organized and existing under the laws of Brazil while article 182 results from the transposition to Portuguese law of Directive 2004/25/EC of the European Parliament and of the Council of 21 April 2004, only applicable to European Union Member States, and CSN’s by-laws do not include any restriction similar to those provided for under article 182-A of that same Code. However, CSN is a company listed with BOVESPA – Bolsa de Valores de São Paulo and the New York Stock Exchange and Brazilian legislation includes, under articles 154 and 155 of Act no. 6404/76, a legal framework on directors’ liability and fiduciary duties, notably the obligation for the director to act loyally and in the interest of the company and its shareholders, which in the opinion of the Offeror is understood as doctrinally strengthened within the context of a takeover bid in such a way as to cause the management of the target company to seek evidence of compliance with such duties through the will of the shareholders expressed at a general meeting of the shareholders, resulting in a safeguard of interests and achievement of goals similar to those underlying the article 182 of the PSC.

On 2 February 2010, the CMVM, in response to a request by the Target Company, disclosed an understanding under which it held that (i) article 182-1 of the PSC, in this particular case, does not apply CIMPOR, since the reciprocity clause on which its applicability depends is not verified given that neither the Offeror, a company organized and existing under the laws of Luxembourg, nor CSN, which indirectly controls the Offeror, are subject to the same rules on Board of Directors’ limitations as provided for under article 182-1 of the PSC; and (ii) in spite of the inapplicability of such limitations, CIMPOR’s Board of Directors is subject to the fiduciary obligations as provided for under article 181-5-d) of the PSC, notably the obligation to act loyally and with good-faith.

Appendix I

Multiples of Comparable Companies

Companies selected as comparable to CIMPOR are presented in the corporate document “2009 - Interim Presentation” (exception made to Italcimenti, that was not included in the list due to the unavailability of data to calculate EV/EBITDA multiple in the source of data Bloomberg).

Comparable Companies	Country		EV / EBITDA
		2008	2009 E	2010 E	2011 E
Titan Cement Co. S.A.	Greece	7.2x	8.0x	7.1x	6.4x
Lafarge SA	France	7.0x	8.5x	7.9x	7.1x
Holcim Ltd-Reg	Switzerland	7.7x	8.5x	7.7x	7.0x
Cemex Sab-Cpo	Mexico	7.4x	8.7x	7.9x	6.9x
HeidelbergCement AG	Germany	6.6x	8.4x	7.4x	6.4x
Buzzi Unicem Spa	Italy	3.7x	6.1x	5.5x	4.7x
CRH Plc	Ireland	6.9x	9.8x	8.8x	7.8x
Adjusted Average (1)		7.0x	8.4x	7.6x	6.8x
Consideration Offered for CIMPOR (6.18 €/share)	Portugal	10.4x	10.0x	9.3x	8.7x
Implied Premium for the Consideration Offered (x)		3.3x	1.6x	1.7x	1.9x
Implied Premium for the Consideration Offered (%)		48%	19%	23%	28%

(1) Average excluding sample extreme values, i.e., maximum and minimum values.

Notes:

For the calculation of the Offer’s implied multiples the following formulas were used:

- EV (Enterprise Value) = Equity Value + Net Debt + Minority Interests – Investments in Associates
- Equity Value (market value of equity) = number of company’s shares * Consideration offered per share
- EBITDA = Net operating income + Depreciation and amortization + Provisions and impairment losses

Enterprise Value

Enterprise Value used for calculation of the implied multiples in the consideration offered for CIMPOR was € 6,073 million, calculated as follows: (+) CIMPOR’s Equity Value: € 4,153 million (€ 6.18 per share * 672 million shares) (+) Net Debt: € 1,810 million (CIMPOR’s interim report at September 30 2009) (+) Minority Interests: € 193 million (average of minority interests’ market values according to analysts’ last research reports, see below note about EBITDA) (-) Investments in Associates: € 83 million (CIMPOR’s interim report at September 30 2009) EBITDA

CIMPOR’s consolidated EBITDA figures used for the period 2008-2011E for multiples calculation were based on the adjusted average estimates of the last research reports issue by analysts of investment banks before the Date of the Preliminary Announcement (except BNP Paribas which uses revised figures of its last research report dated 21 December), which are presented in the following table:

Investment Bank	Date	EBITDA (€ Million)
		2008	2009E	2010E	2011E
BNP Paribas	21-Dec-09	586	604	639	673
BANIF	16-Dec-09	586	607	644	698
Caixa BI	14-Dec-09	586	602	647	713
Millennium IB	26-Nov-09	577	589	625	665
ES Investment	17-Nov-09	586	611	671	722
BPI	17-Nov-09	586	621	678	741

Adjusted Average (1)		586	606	650	702

(1) Average excluding sample extreme values, i.e., maximum and minimum values.

Multiples of comparable companies

Presented multiples of CIMPOR’s comparable companies were obtained from Bloomberg as of 18 December 2009 and calculated according to the following assumptions:

-Formulas as previously presented for the calculation of the Offer’s implied multiples;
-Enterprise Values based on (i) comparable companies’ closing price per share as of 18 December 2009; and (ii) Net Debt and other liabilities and assets using figures reported to 30 September 2009 (except CRH for which figures reported to 30 June 2009 were considered);
-EBITDA according to analysts’ average estimates as presented on Bloomberg’s consensus.

Industry’s Comparable Transactions’ Multiples

For the calculation of industry’s comparable transactions’ multiple EV/EBITDA were used cement industry’s multiples for transactions valued over € 1,000 million closed in the last 10 years, as presented in the following table:

		Comparable Transactions		EV / EBITDA(1)
Date	Acquirer	Target Company	Transaction Value (M€)	Multiple
15-06-2009	Holcim Limited	Cemex Australia Pty Ltd	1,164	6.5x
10-12-2007	Lafarge SA	Orascom Construction Industries Cement Group	10,124	23.1x
15-05-2007	HeidelbergCement AG	Hanson Plc	13,336	11.8x
19-02-2007	Vulcan Materials Company	Florida Rock Industries Inc	3,366	11.1x
27-10-2006	Cemex, SA de CV	Rinker Group Limited	12,207	10.9x
21-08-2006	Oldcastle Materials Inc	Ashland Paving and Construction Inc (APAC)	1,009	5.9x
05-06-2006	Cementos Portland Valderrivas, SA	Corporacion Uniland SA	1,061	13.6x
06-02-2006	Lafarge SA	Lafarge North America Inc	2,479	7.8x
13-06-2005	Spohn Cement GmbH	HeidelbergCement AG	10,052	8.4x
20-01-2005	Holcim Limited	Aggregate Industries Limited	3,584	10.3x
27-09-2004	Cemex, SA de CV	RMC Group plc	4,663	6.9x
08-01-2001	Lafarge SA	Blue Circle Industries Plc	6,166	10.7x
29-09-2000	Cemex, SA de CV	Southdown Inc	3,252	6.9x
08-11-1999	RMC Group Plc	Rugby Group plc	1,515	11.1x
05-11-1999	Anglo American Plc	Tarmac Limited	2,687	8.9x
02-09-1999	Dyckerhoff AG	Lone Star Industries Inc	1,130	8.5x
Adjusted Average (2)				9.5x
18-12-2009	CSN	Consideration Offered for CIMPOR (6.18 €/share)	6,073	10.4x
Implied Premium for the Consideration Offered (x)				0.9x
Implied Premium for the Consideration Offered (%)				9%

(1) Historical EBITDA with the exception of the acquisition of Orascom Construction Industries Cement Group (“Orascom Cement”) by Lafarge, SA, where it was considered the EBITDA of the last 12 months prior to the announcement date since Orascom Cement had under construction a 50% increase in its capacity (between 2007 and 2010) with the consequent EBITDA increase.
(2) Average excluding sample extreme values, i.e., maximum and minimum values.
Source: Mergermarket (December 22nd 2009); CIMPOR’s interim report at September 30th 2009; Information of Securities and Exchange Commission (SEC)concerning the acquisition of Southdown Inc. by Cemex, S.A. de C.V.; Exchange rate $/€ as of September 29th 2000: 0.8765, according to Banco de Portugal; Orascom Construction Industries results presentation as of FYE 2006, 9M 2007 and FYE 2007; Exchange rate $/€ as of December 10th 2007: 1.4718, according to Banco de Portugal.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 16, 2010

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ Paulo Penido Pinto Marques
Paulo Penido Pinto Marques Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.